Russell Investments Implementation Services, LLC
Notes to Financial Statements
December 31, 2016

1. **Nature of Business and Significant Accounting Policies**

    Nature of Business
    Russell Investments Implementation Services, LLC (the "Company"), a Washington limited liability company (the "Company"), is part of Russell Investments, the marketing name used to represent Russell Investments Group Ltd. ("Russell Investments Group") and its global subsidiaries. In 2016, the Russell Investments' Investment Management Business ("IM Business"), of which the Company is a part of, was sold by Frank Russell Company, a wholly owned subsidiary of LSEG US Holdco, Inc. to a series of private equity funds. The Company is a wholly owned subsidiary of Russell Investments US Institutional Holdco, Inc. ("RIUIH" or "Member"), which is ultimately owned by Russell Investments Group.

    In 2016, the Company, formerly Russell Implementation Services Inc., converted from a corporation to a Limited Liability Company ("LLC"). The change in legal structure had no direct impact on the financial position, results of operations and cash flows of the Company. Liabilities of the Company are not the liabilities of its Member beyond the extent of the Member's equity in the Company.

    The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is an investment advisor registered pursuant to the Investment Advisors Act of 1940 and acts as an introducing broker and clears trades through a network of domestic and international clearing broker-dealers. The Company clears all transactions on behalf of customers on a fully disclosed basis with these clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

    During 2016, as part of a reorganization of Russell Investments, certain sales and client support service broker-dealer activities in another Russell Investments broker-dealer entity ("other entity") were transferred to the Company. This included the transfer of certain employees, assets, liabilities and broker-dealer activities performed by the other entity. Assets and liabilities were transferred at book value. As the Company and the other entity were entities under common control, the transfer was accounted for retrospectively. As such, the January 1, 2016 member's equity balances in the statement of changes in member's equity have been adjusted as follows, to reflect the net liabilities transferred:

	Member's Equity	Retained Earnings	Total Member's Equity
Balances at December 31, 2015	$ 21,204,183	$ 10,112,002	$ 31,316,185
Transferred net liabilities	(1,428,792)	—	(1,428,792)
Adjusted Balances at January 1, 2016	$ 19,775,391	$ 10,112,002	$ 29,887,393

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are inherent in the preparation of the financial statements. Actual results could differ materially from those estimates.

    Cash and Cash Equivalents and Cash Segregated Under Federal Regulations
    The Company considers all money market funds and instruments with original maturities of three months or less at the purchase date as cash equivalents. Segregated cash is kept in a special account for the exclusive

benefit of the Company's customers under Securities and Exchange Commission ("SEC") Rule 15c3-3. Cash is held at financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") limits.

Deferred Research Services Credits and Prepayments for Customer Research Services Credits
Commission credits for certain customers include analytical services and products to be provided by nonaffiliated and affiliated companies. The balance of deferred research services credits was $133,812 at December 31, 2016. When the analytical services and products are delivered to a client, their value reduces the client's deferred research services credits. In certain cases, the client has received analytical products or services in excess of deferred research service credits available for use. These amounts have been recorded by the Company as prepayments for customer research services credits and will be offset by future commission credits.

Fixed Assets
Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method. Furniture and equipment are depreciated over estimated useful lives ranging from three to seven years. Capitalized software includes purchased and internally developed software. Purchased software is amortized over three years using the straight-line method. Internally developed software represents internal and external costs incurred to develop internal use software during the application development stage. Once the internal use software is ready for its intended use, the accumulated development costs are amortized over three years using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining life of the lease. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains or losses are included in income from operations. Repair and maintenance costs are expensed as incurred.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The fair value disclosure framework prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value into three broad levels. In some instances, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics and other factors. The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The categorization within the hierarchy is based upon the pricing transparency of the financial asset or liability and does not necessarily correspond to the Company's perceived risk or liquidity.

Revenue Recognition
Securities commissions, generated entirely from agency brokerage transactions, are recognized as earned on a trade date basis. Investment management fee and other fee revenues are derived from services based generally on assets under management or the notional principles of transactions, and are recognized as earned. Amounts paid by the Company to subadvisors are recorded as an operating expense. Amounts paid by the Company to brokers who clear or execute trades under the direction of the Company in performance of transition management services are recorded as an operating expense, as the Company is the principle under the agreement with its clients.

The Company refunds a portion of commissions received from commission recapture services to its customers. Such commission credits are determined and recorded on a trade date basis as a reduction of securities

commissions revenue. The aggregate amount of unused commission credits is reflected as commission credits payable to customers on the accompanying statement of financial condition.

Accounts are deemed past due based on payment terms. The Company writes off delinquent accounts to the extent and at the time they are deemed to not be recoverable. The allowance for uncollectible accounts was $0 at December 31, 2016. The Company recorded a recovery of bad debt expense of $16,034 for the year ended December 31, 2016.

Income Taxes

Deferred income tax assets and liabilities are determined based upon differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The realization of deferred tax assets is based on historical tax positions and estimates of future taxable income. The Company evaluates both the positive and negative evidence that it believes is relevant in assessing whether it will realize the deferred tax assets. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

The Company will file its federal tax return with LSEG US Holdco, Inc. as part of a consolidated group for the period January 1, 2016 through May 31, 2016. The Company is a single-member limited liability company classifies as a disregarded entity and will be included in the federal and state income tax returns with RIUIH, for the period June 1, 2016 through December 31, 2016. The provision for federal income taxes is based on an allocation of the tax liability to the respective companies included in the group as if each company were filing on a separate return basis. Federal income taxes payable are recorded through and included in due to affiliates.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount that has a greater than 50% likelihood of being sustained.

Foreign Currency Transactions

The Company's reporting currency is the U.S. dollar. Foreign currency transaction gains and losses arise from payments of commission credits in currencies other than U.S. dollars. Gains and losses resulting from foreign currency transactions are included in other expense in the accompanying statement of income.

Financial Instruments With Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to deliver assets sufficient to settle their obligations for the original contracted amount. The agreements between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such nonperformance by its customers. As the right to charge the Company has no maximum amount and applies to all trades executed through its clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2016, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors its risk on these transactions on both an individual and group basis.

Stock-Based Compensation

Russell Investments Group has a Long-term Equity-Based Incentive Plan ("LTIP") covering eligible employees of the Company, as more fully described in Note 6. Equity-classified awards are measured at fair value as of

the grant dates or modification dates and the resulting cost is recognized in the statement of income over the period from the date of grant to the date when the award is no longer contingent upon the employee providing additional service (the required service period). For awards that vest upon retirement, the required service period does not extend beyond the date an employee is eligible for retirement. This situation can result in compensation expense being recognized over a period less than the stated vesting period.

Benefit Plans
The Company participates in two incentive plans for certain employees. The Performance Unit Plan ("PUP") provides the recipient the right to receive a cash payment equal to the plan value multiplied by the number of units held upon vesting. The plan value is calculated formulaically based on the EBITDA of the IM business for the most recent financial year ended December 31. The Deferred Award Plan ("DAP") provides the recipient the right to receive a cash payment equal to the associate's 2014 Long Term Incentive Plan (under a previous owner) grant value (either 50% or 100%), which is specified in each associate's agreement. The Company recognizes compensation expense for both plan on a straight line basis over the respective vesting period.

New Accounting Pronouncements
In February 2016, the FASB issued a standard on leases. The standard changes lease accounting by requiring entity's to recognize both a lease asset and a lease liability on the balance sheet for all leases. The standard is effective for the Company in 2020. The Company is in the process of assessing this standard and the impact that it will have on its financial position, results of operations and cash flows.

In August 2014, the FASB issued a standard on an entity's ability to continue as a going concern. The standard outlines guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosure. The standard was adopted by the Company in 2016 and had no impact on its financial position, results of operations and cash flows.

2.   **Fixed Assets**
Fixed assets consisted of the following balances at December 31, 2016:

Software	$ 10,799,485
Furniture and equipment	259,458
	11,058,943
Accumulated depreciation and amortization	(10,239,871)
	$ 819,072

Depreciation and amortization expense related to fixed assets was 246,571 for the year ended December 31, 2016.

Russell Investments Implementation Services, LLC
Notes to Financial Statements
December 31, 2016

3.   **Assets and Liabilities Measured at Fair Value on a Recurring Basis**

The Company carries at fair value on a recurring basis in the statement of financial condition certain investments in money market mutual funds. The Company measures the fair value of its money market mutual funds using a market approach based on published net asset value per share.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the lowest level of input that is significant to the fair value measurement in its entirety:

Level 1   Inputs are quoted prices (unadjusted) in active markets or exchanges for identical assets or liabilities. Investments included in this category include the money market mutual funds.

Level 2   Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3   Inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company's results of operations.

Fair Value Tabular Disclosures
The following table summarizes the valuation of the Company's assets measured at fair value on a recurring basis using the fair value hierarchy levels as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets				
Money market mutual funds	$ 11,742,705	$ —	$ —	$11,742,705

4.   **Current and Deferred Income Taxes**

The tax effects of temporary differences that gave rise to the net deferred income tax assets as of December 31, 2016 are presented below:

Deferred income tax assets		
Accrued incentive plan	$	818,905
Depreciation of fixed assets		6,213,823
Tax deductible goodwill		96,060,852
Nondeductible reserves		30,539
Total deferred income tax assets		103,124,119
Deferred income tax liabilities		
Securities commission revenue		(85,910)
Total deferred income tax liabilities		(85,910)
Total deferred income tax assets, net	$	103,038,209

Deferred tax assets include tax deductible goodwill resulting from a deemed asset purchase of the Company.

Income taxes payable to RIUIH as of December 31, 2016 are $1,908,596 and are included in due to affiliates. State income taxes receivable as of December 31, 2016 are $291,933 and are included in prepaid expenses and other.

As of December 31, 2016, the Company has no gross unrecognized tax benefits. The Company recognizes interest and penalties on amounts due to tax authorities as a component of income tax expense.

The Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company's predecessor, Russell Implementation Services, Inc., remains subject to examination by certain state jurisdictions for certain years subsequent to and including 2008.

5.   **Benefit Plans**

Retirement Plan
The Company participates in the Russell Investments Retirement Plan (the "Plan"), a defined contribution plan covering eligible employees. The Plan is sponsored by Russell Investments Group, LLC ("RI"), a subsidiary of Russell Investments Group, and allows for contributions to be made out of the Company's net operating profits at the discretion of RI's Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan. The Company's contribution to the Plan was $2,078,147 and was included in compensation and benefits expense for the year ended December 31, 2016.

Performance Unit Plan ("PUP")
The Company participates in the PUP covering eligible employees. The PUP provides the recipient the right to receive a cash payment equal to the plan value multiplied by the number of units held upon vesting. Compensation expense related to the PUP awards is based on changes in the formula-derived price of the outstanding awards. The plan value is calculated formulaically based on the EBITDA of the IM Business for the most recent financial year ended December 31. The PUP awards vest ratably (in equal parts) over a three year period on the anniversary of the grant date. The PUP awards will also vest immediately at the time the participant's retirement, disability or death. The Company recognized expense of $2,519,838 related to the PUP for the year ended December 31, 2016 and has an aggregate recorded liability of $1,078,988 as of December 31, 2016 included in incentive compensation liabilities.

Deferred Award Plan ("DAP")

The Company participates in the DAP covering eligible employees. The DAP provides the recipient the right to receive a cash payment equal to the employee's 2014 Long Term Incentive Plan (a plan implemented under previous ownership) grant value (either 50% or 100%), which is specified in each employee's agreement. The DAP awards vest ratably (in equal parts) over either a one or two year period on the anniversary of the grant date. The Company recognized expense of $316,878 related to the DAP for the year ended December 31, 2016 and has an aggregate recorded liability of $221,155 as of December 31, 2016 included in incentive compensation liabilities.

6.   **Employee Compensation Arrangements**

LTIP

The Company participates in the Russell Investments Group LTIP covering eligible employees. The LTIP provides for the award of stock options in Russell Investments Group's common stock. The maximum number of shares of Russell Investments Group common stock that are issuable, or are issued and outstanding, cannot exceed 4,916,000 shares of common stock. Awards that are canceled, forfeited, terminated or otherwise settled by the holder or by Russell Investments Group are available for award under the LTIP, subject to the above limitations.

Stock options that time vest generally vest over five years, 40% on the second anniversary date and the remaining 60% over 36 months in equal monthly installments. Stock options that vest upon performance vest 1/3 on the applicable earned reference date and the remaining 2/3 vest in two equal annual installments on each of the first anniversary and second anniversary of the earned reference date. Stock options generally expire 10 years from the date of grant. Certain awards vest earlier upon employee's retirement eligibility.

Russell Investments Group estimates the fair value of stock options using the Black-Scholes option pricing model, which requires, among other inputs, an estimate of the fair value of Russell Investments Group common stock on the date of grant and the expected volatility of the common stock over the expected term of the related grants. Stock options are granted with an exercise price equal to the per share fair value of Russell Investment's common stock at the date of grant. Russell Investments Group has determined that it was not practicable to calculate the volatility of its share price since its securities are not publicly traded and therefore, there is no readily determinable market value for its stock. Therefore, Russell Investments Group estimates its expected volatility based on reported market value data for a group of publicly traded companies, which it selected from certain market indices, that Russell Investments Group believes are relatively comparable after consideration of their size, stage of lifecycle, profitability, growth and risk and return on investment. Russell Investments Group uses the average expected volatility rates reported by the comparable group for the expected terms it estimates.

The expected terms of the stock options are derived from the average midpoint between the vesting and contractual term. The risk-free rate for the expected term of the awards is based on the U.S. Treasury yield curve at the time of grant. The expected annual dividend yield was based on Russell Investment's current dividend yield.

Russell Investments Group records expense on the graded method of attribution, net of expected forfeitures. The expense for the year ended December 31, 2016 was reduced by an estimated forfeiture rate of 3%.

For the year ended December 31, 2016, the Company recorded stock-based compensation expense of $100,469 related to the LTIP. As of December 31, 2016, the Company's total unrecognized compensation cost related to nonvested awards is $379,770, which will be recognized over the weighted-average remaining requisite service period of 5 years. The total deferred income tax expense recognized in the Company's statement of income for stock based awards for the year ended December 31, 2016 was $151,134. In 2016, the Company did not realize any excess tax benefits from stock-based payment arrangements. The Company records a liability for the employer's portion of payroll taxes on stock-based compensation under the LTIP on the date of the event triggering the measurement and payment of the tax to the taxing authority.

Russell Investments Implementation Services, LLC
Notes to Financial Statements
December 31, 2016

Detail related to stock option activity under the LTIP, representing the Company's equity-classified awards, is as follows:

	Stock Options- Time Based		
	Number of Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)
Outstanding at January 1, 2016	—	$ —	
Granted	106,510	6.95	
Transfers in	16,386	6.95	
Outstanding at December 31, 2016	122,896	6.95	9.42
Exercisable at December 31, 2016	—	—	—
Vested and expected to vest at December 31, 2016	104,140	6.95	9.42

	Stock Options- Performance Based		
	Number of Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)
Outstanding at January 1, 2016	—	$ —	
Granted	53,258	6.95	
Transfers in	8,194	6.95	
Outstanding at December 31, 2016	61,452	6.95	9.42
Exercisable at December 31, 2016	—	—	—
Vested and expected to vest at December 31, 2016	20,300	6.95	9.42

No stock options were exercised during the year ended December 31, 2016. The weighted-average grant date fair value of stock options granted during the year ended December 31, 2016 was $2.90.

The fair value of employee stock option awards granted during the year ended December 31, 2016 was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free rate	1.36%-1.65%
Expected term	6.58 to 6.88 years
Expected dividend yield	0.00%
Expected volatility	28.70%-29.20%

7. Related Party Transactions

Under a joint paymaster and a joint purchasing agreement, RI processes payroll transactions and payments for the direct expenses of the Company. Additionally, the Company is allocated certain negotiated charges such as office space, equipment and insurance charges. The Company reimburses the subsidiary monthly for these expenses. Amounts due and receivable from the subsidiary for these charges are $729,182 at December 31,

2016 and are included as an offset in due to affiliates. Rent expense under this agreement was $2,726,037 for the year ended December 31, 2016.

The Company acts as an introducing broker for clients of the Russell Investments Group subsidiaries. The clients may elect to pay their fees to these subsidiaries with commission credits received from the Company. Commission credits paid to other Russell Investments Group subsidiaries for client fees totaled $352,869 for the year ended December 31, 2016. There are no amounts payable to Russell Investments Group subsidiaries for these fees at December 31, 2016.

The Company has service agreements with multiple related parties. Under these agreements, the related parties agree to compensate the Company for providing investment services to their clients. For the year ended December 31, 2016, these fees were $41,291,832, of which $40,401,774 is included in investment management fees revenue and $890,058 is included in other fee revenue. The amount receivable from these related parties for these fees is $3,096,023 as of December 31, 2016 and is included as an offset in due to affiliates.

The Company has a Referral and Service agreement with a related party. Under these agreements, the related parties agree to compensate the Company for introducing prospective clients and investors along with providing client support services. For the year ended December 31, 2016, these fees were $27,088,234 and are included in distribution and shareholder servicing fee revenue. The amount due from this related party at December 31, 2016 is $39,782 and is included as an offset in due to affiliates.

The Company has entered into a participation agreement with Russell Institutional Funds Management, LLC ("RIFM") with respect to the Russell Institutional Funds, LLC ("RIFL"). Under this agreement, RIFM agrees to compensate the Company to solicit and receive offers to subscribe for interests in RIFL. For the year ended December 31, 2016, these fees were $5,180,703 and are recorded as distribution and shareholder servicing fee revenue. The amount due from this related party for these fees at December 31, 2016 was $87,977 and is included as an offset in due to affiliates.

The Company has service agreements with affiliated investment funds. Under these agreements, the affiliated funds agree to compensate the Company for providing agency brokerage and investment management services. For the year ended December 31, 2016 securities commissions revenue under these agreements totaled $13,524,614 and total investment management fee revenue was $3,569,168. The amount receivable from these affiliated investment funds for these fees is $305,008 as of December 31, 2016 and is included in fees receivable.

The Company has entered into an expense sharing and support agreement with a related party. Under this agreement the Company is compensated for providing marketing, distribution and client services on behalf of this related party. For the year ended December 31, 2016, these fees were $777,680 and are included in distribution and shareholder servicing fee revenue. The amount receivable from this related party at December 31, 2016 was $3,531 and is included as an offset in due to affiliates.

The Russell Investments Group and its subsidiaries follow a Transaction Allocation Methodology intended to conform to the relevant U.S. and local country tax laws and the Organization of Economic Cooperation and Development guidelines. RI acts as the monthly settlement agent for any payments or disbursements among the participating members associated with the effects of the Transaction Allocation Methodology. The amount recorded as an intercompany charge for transfer pricing under the Transaction Allocation Methodology for the year ended December 31, 2016 was $18,340,571 . The intercompany charge for transfer pricing is comprised of $21,697,965 of expenses allocated to the Company which were incurred by other subsidiaries offset by $3,357,394 allocated to the Company for services provided to other subsidiaries. The amount due to RI is $868,225 at December 31, 2016 and is included in due to affiliates.

The Company has agreements with multiple related parties to perform investment management and investment services support activities on behalf of the Company. Fees paid by the Company in connection with these services are recorded as subadvisory, custodial and distribution fees. For the year ended December 31, 2016, these fees were $19,451,037. The amount payable to these related parties for these fees was $2,124,220 at December 31, 2016 and is included in due to affiliates.

8. Net Capital and Reserve Requirements

The Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $250,000. At December 31, 2016, the Company has net capital of $9,102,351, which is $8,852,351 in excess of its minimum net capital requirement of $250,000.

The Company operates under the provisions of Sections (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, claims exemption from the provisions of that Rule.

9. Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

10. Contingencies

The Company has various claims and legal matters occurring in the normal course of business, which management, based upon the advice of legal counsel, does not expect to have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

11. Subsequent Events

The Company has performed an evaluation of subsequent events through February 28, 2017, which is the date the financial statements were issued.